Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, OK 73118

January 15, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Access Midstream Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 25, 2013

File No. 1-34831

Ladies and Gentlemen:

This letter sets forth the responses of Access Midstream Partners, L.P. (“we,” “us” or the “Partnership”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2013, with respect to the above-referenced Annual Report on Form 10-K. We have repeated below the Staff’s comments in bold and followed each comment with the Partnership’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Income from Unconsolidated Affiliates, page 55

1.	We note you have substantial operations that are accounted for under the equity method of accounting. In this regard, we note income from unconsolidated affiliates was approximately 38% of your fiscal 2012 operating income. Please expand your MD&A discussion in future filings to provide a more comprehensive discussion of the factors underlying the changes in revenues and operating expenses of your equity method investments or advise us why this would not be useful to your investors. For example, it appears operating expenses have been relatively well controlled despite the significant increase in revenues in the Appalachia Midstream assets for the nine months ended September 30, 2013. Please tell us and disclose the underlying drivers behind your operating expenses and if you believe the trend in operating expenses on a Mcf comparable basis is sustainable.

Response: We acknowledge the Staff’s comment and undertake to expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) discussion in future filings to provide a more comprehensive discussion of the factors underlying the changes in revenues and operating expenses of our equity method investments.

Securities and Exchange Commission

January 15, 2014

With respect to our current trend in operating expenses for our Marcellus Shale equity investment, which are driven primarily by our construction activity, the amount of activity by our producer customers and the need for and use of compression in our operations, we note that our Appalachia Midstream assets have recently experienced an increase in operating expenses consistent with the increase in revenues in that region. The margin for our Marcellus Shale equity investment is strong due to operating costs being lower in the Marcellus Shale region than in many other regions of the United States, primarily because of high reservoir pressures that reduce the need for compression in the transportation of commodities. We expect our margin in the Marcellus Shale region to remain strong; however, we could experience a slight decrease in our margin over time as the need for additional compression increases. As part of our expanded MD&A disclosure, we intend to provide additional detail regarding the primary drivers behind changes in our operating expenses and operating expenses as a percentage of revenues for our equity investments.

Liquidity and Capital Resources, page 57

2.	We note you rely on borrowings under your revolving credit facility as a source of liquidity. While you disclose that you had no borrowings outstanding under your revolving credit facility as of December 31, 2012, we did note disclosure on page 55 that you incurred interest expenses on borrowing under your revolving credit facility. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, then please revise future filings to provide disclosure about the intra-period variations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. See Section II.A of SEC Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis.

Response: While the Partnership’s borrowings and repayment of amounts borrowed under its revolving credit facility are reflected in the consolidated statements of cash flows included in our financial statements, to the extent that borrowings under the revolving credit facility during the applicable reporting period vary materially from the applicable period-end amounts reflected in our financial statements, we will undertake to provide in future filings additional disclosure about the intra-period variations in MD&A.

Securities and Exchange Commission

January 15, 2014

3. Partnership Distributions, page 78

3.	Please tell us how you calculated the beneficial conversion feature (BCF) you recorded in connection with the issuance of the Class B and Class C convertible units. Further, please provide to us your accounting analysis which supports recognizing the BCF as a non-cash distribution that is recognized ratably from the issuance date through the conversion date in equity.

Response: On December 20, 2012, the Partnership issued 5,929,025 Class B units and 5,599,634 Class C units in exchange for proceeds of $712.1 million, which were allocated to each of the issued units on a relative fair value basis. The Class B units and Class C units are convertible into common units and were issued to each of GIP II Hawk Holdings Partnership, L.P. and The Williams Companies, Inc. (collectively, the “Unit Purchasers”), which, together with their affiliates, own and control our general partner. In determining whether a beneficial conversion feature (“BCF”) should be recognized, we analyzed the relationship between the effective conversion price of the Class B units and Class C units and the market price for the Partnership’s common units as of the commitment date, which was determined to occur on the issuance date. To derive an effective conversion price of the Class B units and Class C units, the relative fair value of the proceeds per unit was divided by the number of common units into which the Class B units and Class C units could convert based on their stated terms. On the issuance date, the effective conversion price per Class B unit and Class C unit was $27.93 and $29.57 per unit, respectively, which represented a discount of $4.92 and $3.28, respectively, from the market price of the Partnership’s common units. Because the market price of the Partnership’s common units was greater than the effective conversion price for the Class B units and Class C units, we determined that the Partnership should recognize a BCF with respect to the Class B units and Class C units. In accordance with ASC 470-20-25-5, the intrinsic value of the Partnership’s common units was recorded separately in equity, with a corresponding reduction in the carrying value of the Class B units and Class C units.

After calculating the discount attributable to a BCF with respect to the Class B units and Class C units, ASC 470-20-35-7 requires that the discount be amortized from the date of issuance to the conversion date. We analyzed the difference between amortizing the discount using the effective yield method and the ratable method and concluded that all differences between these methods were immaterial to the Partnership’s financial statements for each of the reporting periods during the two-year and one-year periods for which the Class B units and Class C units, respectively, will be outstanding. As a result, we elected to ratably amortize the discount.

Securities and Exchange Commission

January 15, 2014

4. Net Income per Limited Partner Unit, page 80

4.	Please explain to us if you are applying the if-converted method when calculating any incremental dilution from the Class B and Class C convertible units when calculating earnings per unit.

Response: We confirm that the Partnership is applying the if-converted method described in ASC 260-10-45-40 when calculating any incremental dilution from the Class B and Class C convertible units on earnings per unit. Per ASC 260-10-45-41, in applying the if-converted method, conversion of a unit should not be assumed for purposes of computing diluted earnings per unit if the effect would be antidilutive. At each quarter end, we analyze earnings per Class B unit and Class C unit for dilution and respectfully note that the Class B units and Class C units to date have been antidilutive.

5.	Please tell us whether the Class B and Class C Units are participating securities and what consideration you gave to utilizing the two-class method when presenting net income per limited partner unit. We refer you to the guidance in ASC 260-10-45-59A.

Response: The Class B units and Class C units are “participating securities” for purposes of ASC 260-10-45-59A et seq. Accordingly, we have included the participating securities in the computation of basic earnings per share using the two-class method. ASC 260-10-45-60 does not, however, require a registrant to present basic and diluted earnings per share for participating securities other than common stock. As ASC 260-10-45-60 sets forth:

The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders but does not require the presentation of basic and diluted EPS for securities other than common stock. The presentation of basic and diluted EPS for a participating security other than common stock is not precluded.

Consequently, while we have included the Class B units and Class C units in the computation of the Partnership’s net income per common unit, we have elected not to present net income per Class B unit and Class C unit in the Partnership’s filings. However, we note that we have provided in Note 4 to the Partnership’s financial statements the net income attributable to the Class B units and the Class C units, which includes the impact of both the allocation utilizing the two-class method and the BCF amortization discussed in our response to Comment 3 above. Additionally, we have provided on page 36 of the Partnership’s financial statements the number of Class B units and Class C units outstanding. As a result, a reader would be able to calculate net income per Class B unit and Class C unit if he desired to do so.

Securities and Exchange Commission

January 15, 2014

8. Business Combinations, page 84

6.	We read your risk factor disclosure on page 20 with respect to certain contingent liabilities you assumed in connection with the CMO acquisition. Please explain to us and disclose in future filings how you evaluated the initial recognition of these contingences arising from the CMO acquisition. See FASB ASC 805-20-25-19 through 25-20B.

Response: We acknowledge the Staff’s comment and respectfully advise that, after evaluating the entities acquired in the CMO acquisition for any potential contingent liabilities in accordance with applicable accounting literature, the Partnership determined that no contingent liabilities existed and therefore did not recognize any contingent liabilities in the Partnership’s financial statements. We will undertake to update the risk factor disclosure in our Annual Report on Form 10-K for the year ended December 31, 2013, to delete any reference to the Partnership’s assumption of contingent liabilities in connection with the CMO acquisition.

As requested in the Staff’s comment letter, the Partnership acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding our responses to the comments set forth above, or needs additional information, please do not hesitate to call our Controller, Brad Mueller, at (405) 727-1600 or me at (405) 727-1740, or you may call our outside counsel, Ryan Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

/s/ DAVID C. SHIELS
David C. Shiels
Chief Financial Officer of Access Midstream Partners GP, L.L.C., the general partner of Access Midstream Partners, L.P.

cc:	Robert Babula, Staff Accountant

Jason Niethamer, Assistant Staff Accountant

Ryan J. Maierson, Latham & Watkins LLP